**Important Information**

Saba Capital Management, L.P. ("Saba Capital"), Saba Capital Master Fund, Ltd. ("Saba I"), Boaz R. Weinstein ("Mr. Weinstein," and together with Saba Capital and Saba I, "Saba"), Ravi Bhasin ("Mr. Bhasin"), Ilya Gurevich ("Mr. Gurevich"), Richard Thiemann ("Mr. Thiemann") and Emmanuel Werthenschlag ("Mr. Werthenschlag," and together with Mr. Bhasin, Mr. Gurevich and Mr. Thiemann, the "Nominees," and together with Saba, the "Participants") intend to file a definitive proxy statement and accompanying form of proxy with the Securities and Exchange Commission (the "SEC") to be used in conjunction with the solicitation of proxies from the shareholders of BlackRock ESG Capital Allocation Term Trust (the "Fund"). All shareholders of the Fund are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants as they become available at no charge on the SEC website and http://www.sec.gov/.

As of the date hereof, the Participants may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), in the aggregate, 11,090,508 shares of the Fund's beneficial interest, par value $0.001 per share (the "Common Shares"). Of the 11,090,508 Common Shares owned in the aggregate by the Participants, such Common Shares may be deemed to be beneficially owned as follows: (a) 11,090,508 Common Shares (including 1,000 Common Shares held in record name by Saba I) may be deemed to be beneficially owned by Saba Capital by virtue of its status as the investment manager of various funds and accounts; and (b) 11,090,508 Common Shares (including 1,000 Common Shares held in record name by Saba I) may be deemed to be beneficially owned by Mr. Weinstein by virtue of his status as the principal of Saba. As of the date hereof, none of the Nominees beneficially own any Common Shares or any other securities of the Fund.